August 28, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Roger Schwall

100 F Street, N.E.

Washington, DC 20549

Re:	TransAtlantic Petroleum Corp.
Registration Statement on Form S-1
File No. 333-160688
Filed July 20, 2009

Dear Mr. Schwall:

TransAtlantic Petroleum Corp. (the “Company”) hereby submits the following responses to the letter dated August 11, 2009 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1, filed on July 20, 2009 (the “Form S-1”). For your convenience, we have restated the Staff’s comments below, together with our response to each respective comment. For your convenience, we are also sending to each of Douglas Brown and Laura Nicholson a copy of this letter. We respectfully request that the Staff provide any further comments at its earliest convenience.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please monitor the age of your financial statements. See Item 8-08 of Regulation S-X. In addition, please update your registration statement, as necessary, to disclose any material developments. If you intend to rely on General Instruction VII of Form S-1 to incorporate by reference such information into your registration statement, please revise your registration statement to update the list of filings set forth under the heading “Incorporation of Certain Information by Reference” at page 68. For example, we note that you filed a current report on Form 8-K on July 24, 2009 regarding the appointment of Mel Riggs as a director.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 28, 2009

Response:

The Company has revised the Form S-1 in response to this comment. Specifically, the Company has (i) updated the interim financial information in the Form S-1 from March 31, 2009 to June 30, 2009, (ii) updated the disclosure in the Form S-1 for material developments and (iii) updated the list of filings incorporated by reference in the Form S-1.

2.	We note that there are outstanding comments on your annual report on Form 10-K for your fiscal year ended December 31, 2008 and related filings. Please ensure that the disclosure in your amended registration statement complies with such comments, as applicable.

Response:

The Company has revised the Form S-1 in response to this comment.

Selling Shareholders, page 54

3.	You state that none of the selling shareholders has had any position with, held any office of, or had any other material relationship with you during the past three years, except as described in the footnotes to the table or in Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008. However, no such relationships are described in Part III of your annual report. Please revise your filing to indicate the nature of any position, office, or other material relationship which any selling shareholder has had within the past three years with you or your affiliates.

Response:

The Company has deleted the reference to “, except as described in the footnotes to the table below or in Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008” from the Selling Shareholders section of the Form S-1.

4.	We note your disclosure that some of the selling shareholders are employees of broker-dealers. For each such selling shareholder, please advise us whether such individual is a broker-dealer.

Securities and Exchange Commission

Attn: H. Roger Schwall

August 28, 2009

Response:

Each of the individuals who are identified as employees of broker-dealers have represented to the Company that he or she is not licensed as a broker-dealer.

Exhibit Index

5.	We note that you intend to file by amendment the legal opinion as Exhibit 5.1. Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement’s effectiveness.

Response:

The Company has filed the legal opinion as Exhibit 5.1 to the Amendment No. 1 to Form S-1. The Company intends to complete its continuation to Bermuda prior to requesting effectiveness of the Form S-1. As a result, the Exhibit 5.1 opinion addresses the valid issuance and fully paid and non-assessable status of the common shares under Bermuda law.

Very truly yours,

/s/ Jeffrey S. Mecom
Jeffrey S. Mecom Direct Phone Number: (214) 265-4795 Direct Fax Number: (214) 265-4711 Jeff.Mecom@tapcor.com

cc:	Douglas Brown
Laura Nicholson
Hilda Kouvelis
Garrett A. DeVries